SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 _____________

                                  SCHEDULE 13D
                               (Amendment No. 1)*

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)


                             Moscow CableCom Corp.
                          ---------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
                  -------------------------------------------
                         (Title of Class of Securities)

                                  033 501 107
                             ----------------------
                                 (CUSIP Number)

                                  Ivan Isakov
                    C/o Columbus Nova Investments VIII Ltd.
                               590 Madison Avenue
                                   38th Floor
                               New York, NY 10022
                                 (212) 838-3330
              --------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 13, 2005
                         -----------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 033 501 107                     13D          Page   2    of 16 Pages
-------------------------------------------------------------------------------

1 NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                Columbus Nova Investments VIII Ltd.
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                     (b) [x]
-------------------------------------------------------------------------------
3          SEC USE ONLY
-------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           AF
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                           [ ]
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Bahamas
-------------------------------------------------------------------------------
       NUMBER OF         7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY              None
        OWNED BY      ---------------------------------------------------------
          EACH           8      SHARED VOTING POWER
        REPORTING
          PERSON                17,003,879
           WITH       ---------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                None
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                 12,783,000
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           17,003,879(1)
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [x]
-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           78.77% (2)
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
-------------------------------------------------------------------------------

----------------------
           1 Includes: (i) Shares issuable upon conversion of 4,500,000 shares of Series B Convertible Preferred Stock ("Preferred Stock"), (ii) Shares issuable upon conversion of 8,283,000 shares of Preferred Stock that Columbus Nova Investments VIII Ltd. is entitled to acquire upon exercise of Warrants and
                (iii) 4,220,879 Shares that the Reporting Person may be deemed to beneficially own by reason of a Shareholders Agreement between Columbus Nova Investments VIII Ltd. and Moskovskaya Telecommunikatsionnaya Corporatsiya dated August 26, 2004, as amended, with respect to which the Reporting Person disclaims beneficial ownership. Excludes 1,000,403 Shares that the Reporting Person may be deemed to beneficially own by reason of irrevocable proxy and power of attorney arrangements between Columbus Nova Investments VIII Ltd. and certain stockholders of the Company, with respect to which the Reporting Person disclaims beneficial ownership.
           2 Based upon a total of 21,585,541 Shares of Common Stock outstanding, which figure is based on the number of Shares outstanding as of January 14, 2005, as disclosed by the issuer to the Reporting

-------------------------------------------------------------------------------

CUSIP No. 033 501 107                  13D          Page   4    of  16 Pages
-------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Victor Vekselberg
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                (b) [x]
-------------------------------------------------------------------------------
3          SEC USE ONLY
-------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           NOT APPLICABLE
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                         [ ]
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Russian
-------------------------------------------------------------------------------
       NUMBER OF         7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY              None
        OWNED BY         ------------------------------------------------------
          EACH           8      SHARED VOTING POWER
       REPORTING
         PERSON                 17,003,879
          WITH           ------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                None
                         ------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                 12,783,000
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           17,003,879(3)
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [x]
-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           78.77%(4)
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           IN
-------------------------------------------------------------------------------

------------------------


                Person (8,802,541 Shares) and assuming (i) the conversion of all of the 4,500,000 shares of Preferred Stock outstanding and
                (ii) the exercise in full of all of the warrants to purchase 8,283,000 shares of Preferred Stock and conversion of all of the shares of Preferred Stock acquired pursuant to the exercise of these warrants.
           3 Includes: (i) Shares issuable upon conversion of 4,500,000 shares of Preferred Stock, (ii) Shares issuable upon conversion of 8,283,000 shares of Preferred Stock that Columbus Nova Investments VIII Ltd. is entitled to acquire upon exercise of Warrants and (iii) 4,220,879 Shares that the Reporting Person may be deemed to beneficially own by reason of a Shareholders Agreement between Columbus Nova Investments VIII Ltd. and Moskovskaya Telecommunikatsionnaya Corporatsiya dated August 26, 2004, as amended, with respect to which the Reporting Person disclaims beneficial ownership. Excludes 1,000,403 Shares that the Reporting Person may be deemed to beneficially own by reason of irrevocable proxy and power of attorney arrangements between Columbus Nova Investments VIII Ltd. and certain stockholders of the Company, with respect to which the Reporting Person disclaims beneficial ownership.
           4 Based upon a total of 21,585,541 Shares of Common Stock outstanding, which figure is based on the number of Shares outstanding as of January 14, 2005, as disclosed by the issuer to the Reporting Person (8,802,541 Shares) and assuming (i) the conversion of all of the 4,500,000 shares of Preferred Stock outstanding and (ii) the exercise in full of all of the warrants to purchase 8,283,000 shares of Preferred Stock and conversion of all of the shares of Preferred Stock acquired pursuant to the exercise of these warrants.

Item 1.           Security and Issuer.

                  This statement relates to shares of common stock, par value $0.01 per share (the "Shares"), of Moscow CableCom Corp., a Delaware corporation formerly known as Andersen Group, Inc. (the "Company"). The principal executive offices of the Company are located at 405 Park Avenue, Suite 1202, New York, NY 10022.

Item 2.           Identity and Background.

         (a)-(c) and (f). This statement is being filed jointly by Columbus Nova Investments VIII Ltd., a Bahamas corporation ("CNI"), and Mr. Victor Vekselberg, who is a Russian citizen ("Mr. Vekselberg," and, together with CNI, the "Reporting Persons"). Mr. Vekselberg and entities related to him beneficially own a majority of the share capital of CNI.

         This statement amends the initial statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on September 23, 2004 (the "Initial Schedule"). All capitalized terms used in this statement and otherwise undefined shall have the meanings ascribed in the Initial Schedule.

         The principal business address of CNI is P.O. Box N-7755, Nassau, Bahamas. The residential address of Mr. Vekselberg is 19
Bakhrushina Street, Bld. 2, Apt. 15, 113054 Moscow, Russia.

         CNI is a company that has been formed for the principal purpose of investing the Russian communications and media sector.

         The present principal occupation of Mr. Vekselberg is as an investor and businessman.

         Certain information pertaining to each executive officer and director of CNI is set forth in Annex A hereto and incorporated herein by reference.

         (d) During the last five years, neither of the Reporting Persons nor, to the best of CNI's knowledge, any of the executive officers or directors of CNI, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither of the Reporting Persons nor, to the best of CNI's knowledge, any of the executive officers or directors of CNI, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

         CNI purchased the 4,500,000 shares of Preferred Stock (as defined in Item 4 below) for an aggregate purchase price of $22,500,000 in cash. CNI has borrowed the entire purchase price (the "Loan") from its affiliate Renova Industries Ltd., a company incorporated in The Commonwealth of the Bahamas. No cash consideration was paid in connection with the issuance of the Warrants (as defined in Item 4 below). Copies of the agreements relating to the Loan are attached as Exhibits 9 and 10 to this statement.

Item 4.           Purpose of Transaction.

         On August 26, 2004, CNI entered into a Series B Convertible Preferred Stock Subscription Agreement (the "Subscription Agreement") with the Company, relating to the purchase by CNI of shares of a new class of Series B Convertible Preferred Stock, par value $.01 per share of the Company (the "Preferred Stock"), which are convertible into Shares at the option of the holder. Effective December 1, 2004, CNI and the Company entered into Amendment No. 1 to the Subscription Agreement, primarily, in order to amend the terms of the Preferred Stock to comply with the National Association of Securities Dealers' Marketplace Rule 4351. The closing under the Subscription Agreement occurred on January 13, 2005 (the "Closing Date"). Pursuant to the Subscription Agreement, as amended, on the Closing Date:

(a) the Company issued to CNI 4,500,000 shares of Preferred Stock, which are entitled to 0.81833 votes per share, have dividend and other rights identical to those of the Shares (with the exception of having a liquidation preference over the Shares for a period of four years) and are convertible into Shares at the option of the holder thereof;

(b) the Company issued to CNI warrants (the "Warrants") to purchase an additional 8,283,000 shares of Preferred Stock pursuant to a Warrant Agreement entered into by the Company and CNI on the Closing Date; and

(c) the Company granted options to purchase an aggregate of 1,161,050 Shares under its 2003 Stock Option Plan to new executive officers and consultants.

         In accordance with the Subscription Agreement, (i) the board of directors of the Company (the "Board") has been expanded from nine members to eleven members, (ii) certain members of the Board have resigned and five new members designated by CNI, including Mr. Intrater, Ivan Isakov, Jay Haft, Warren Mobley and David R. Van Valkenburg, have been appointed to the Board (with Mr. Van Valkenburg being an independent director, as this term is defined under the listing standards of the National Association of Securities Dealers, Inc. and the Sarbanes Oxley Act of 2002), with one board position remaining vacant. In accordance with the Subscription Agreement and the Shareholders Agreement (as defined below), CNI intends to designate an additional director to the Board to fill that vacancy.

         In connection with the Subscription Agreement, CNI also entered into a Shareholders Agreement (the "Shareholders Agreement") with COMCOR, a principal stockholder of the Company. The Shareholders Agreement is described in the Initial Schedule.

         The above summary of certain provisions of the Subscription Agreement and the Warrant Agreement is not intended to be complete and is qualified by its entirety by reference to the full text of such agreements. Copies of the Subscription Agreement and the Warrant Agreement are attached as Exhibit 2 to the Initial Schedule and Exhibit 3 to this filing, respectively, and are incorporated by reference herein.

Item 5.           Interest in Securities of the Issuer.

         (a) and (b). As of the date hereof, each of the Reporting Persons beneficially owns 17,003,879 Shares, including (i) the Shares issuable upon conversion of 4,500,000 shares of Preferred Stock currently held by CNI; (ii) the Shares issuable upon conversion of the 8,283,000 shares of Preferred Stock CNI is entitled to acquire pursuant to the Warrant Agreement; and (iii) the 4,220,879 Shares held by COMCOR, which the Reporting Persons may be deemed to beneficially own by reason of the Shareholders Agreement and with respect to which the Reporting Persons disclaim beneficial ownership. This amount does not include the 1,000,403 Shares subject to the Irrevocable Proxy Arrangements (as defined and described in Item 6 below), which the Reporting Persons may be deemed to beneficially own and with respect to which the Reporting Persons disclaim beneficial ownership, as these Irrevocable Proxy Arrangements will expire upon conversion of CNI's shares of Preferred Stock into Shares. This amount constitutes approximately 78.77% of the outstanding Shares, based upon a total of 21,585,541 Shares outstanding (assuming the conversion of all of the 4,500,000 shares of Preferred Stock currently issued to CNI, exercise in full of all of the Warrants and conversion of all of the shares of Preferred Stock acquired pursuant to the exercise of the Warrants). The number of Shares outstanding is based on the number of Shares outstanding as of January 14, 2005, (8,802,541 Shares) as disclosed by the Company to the Reporting Persons.

         As of the date hereof, as to the election of directors and other corporate matters covered by the Shareholders Agreement, each of the Reporting Persons shares the power to vote or to direct the vote of 17,003,879 Shares (including: (i) the Shares issuable upon conversion of 4,500,000 shares of Preferred Stock currently held by CNI; (ii) the Shares issuable upon conversion of the 8,283,000 shares of Preferred Stock CNI is entitled to acquire pursuant to the Warrant Agreement; and (iii) the 4,220,879 Shares held by COMCOR that are subject to the Shareholders Agreement). This amount does not include the 1,000,403 Shares subject to the Irrevocable Proxy Arrangements, which the Reporting Persons may be deemed to beneficially own and with respect to which the Reporting Persons disclaim beneficial ownership. With respect to all matters other than those described in the preceding sentence, each of the Reporting Persons shares the power to vote or to direct the vote of 12,783,000 Shares (including (i) the Shares issuable upon conversion of 4,500,000 shares of Preferred Stock currently held by CNI; (ii) the Shares issuable upon conversion of the 8,283,000 shares of Preferred Stock CNI is entitled to acquire pursuant to the Warrant Agreement.

         As of the date hereof, each of the Reporting Persons shares the power to dispose of or direct the disposition of 12,783,000 Shares (including (i) the Shares issuable upon conversion of 4,500,000 shares of Preferred Stock currently held by CNI and (ii) the Shares issuable upon conversion of the 8,283,000 shares of Preferred Stock CNI is entitled to acquire pursuant to the Warrant Agreement).

         To the best knowledge of CNI, none of the executive officers or directors of CNI beneficially owns any Shares.

         (c) Other than as described herein, neither of the Reporting Persons nor, to the best of CNI's knowledge, any of the executive officers or directors of CNI have engaged in any transaction in Shares during the past 60 days.

         (d) Other than as described herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Termination of Voting Agreements

         In order to facilitate the consummation of the transactions contemplated in the Subscription Agreement, CNI has entered into voting agreements on August 26, 2004 (the "Voting Agreements") with COMCOR, Oliver R. Grace, Jr., Francis E. Baker, Andrew O'Shea, James J. Pinto and Thomas McPartland. The Voting Agreements have each terminated in accordance with their respective terms upon the consummation of the transactions contemplated in the Subscription Agreement on the Closing Date.

         Termination of Pre-Existing Shareholders Agreement

         In connection with the Subscription Agreement, CNI has procured the termination of the voting agreement dated February 23, 2004, by and among the Company, COMCOR, Oliver R. Grace and Francis E. Baker.

         Registration Rights

         On the Closing Date, the Company and CNI have entered into a Registration Rights Agreement pursuant to which CNI may require that the Company register under the Securities Act of 1933 future resales of Shares held by CNI.

         Other Agreements

         In connection with the Subscription Agreement, CNI also entered into the Shareholders Agreement, a Co-Sale Agreement and Letter Agreements, which are defined and described in, and filed as exhibits to, the Initial Schedule.

         Irrevocable Proxy Arrangements

         In connection with Amendment No. 1 to the Subscription Agreement, prior to the Closing Date CNI entered into several irrevocable proxy and power of attorney arrangements (collectively, the "Irrevocable Proxy Arrangements") with certain stockholders of the Company, pursuant to which CNI received irrevocable proxies and powers of attorney with respect to an aggregate of 1,000,403 Shares (the "Proxy Shares").

         Pursuant to the Irrevocable Proxy Arrangements, during the term thereof, CNI shall have the ability to vote the Proxy Shares at any meeting of stockholders or consent action in lieu of a meeting at its sole discretion.

         In addition, stockholders that are parties to the an Irrevocable Proxy Arrangement covering 200,000 Shares agreed that: (i) during the initial period of one year after the Closing Date, they will not to sell, transfer or otherwise dispose of any of the 200,000 Proxy Shares, unless the transferee also agrees to be bound by the conditions of that Irrevocable Proxy Arrangement, and (ii) after this initial period and until the termination of that Irrevocable Proxy Arrangement, the 200,000 Proxy Shares may only be transferred subject to the right of CNI to exercise a right to acquire all such Proxy Shares proposed to be transferred on substantially the same terms as they are proposed to be transferred.

         Similarly, stockholders that are parties to Irrevocable Proxy Arrangements covering an aggregate of 800,403 Shares agreed that during the term of the respective arrangements these 800,403 Proxy Shares may only be transferred subject to the right of CNI to exercise a right to acquire all such Proxy Shares proposed to be transferred on substantially the same terms as they are proposed to be transferred.

         The Irrevocable Proxy Arrangements will terminate upon the earlier of
(i) January 13, 2009, (ii) the conversion by CNI of all its shares of Preferred Stock into Shares, (iii) CNI's ownership of the capital stock of the Company on an as converted basis falling below 10% or (iv) the weighted average closing price of the Shares for 20 consecutive trading days on NASDAQ exceeding $15.00.

         The Irrevocable Proxy Arrangements provide for a proportional reduction in the number of Proxy Shares subject thereto in case that CNI converts any of its shares of Preferred Stock into Shares.

         The preceding summary of certain provisions of the Irrevocable Proxy Arrangements is not intended to be complete and is qualified by its entirety by reference to the full text of such agreements, copies of which are attached to this statement as Exhibits 11.1 through 11.3 and which are incorporated by reference herein.

         CNI Shareholders Agreement

         On December 27, 2004, CNI, Renova Industries (an entity related to Mr. Vekselberg) and the other shareholder of CNI entered into a shareholders agreement (the "CNI Shareholders Agreement"). Pursuant to the CNI Shareholders Agreement, in the event of a sale of all or substantially all of the assets or the dissolution and liquidation of CNI, proceeds attributable to the investment in the Company shall be distributed first to Renova Industries until payment in full of the Loan (as defined in Item 3 above) and then to the shareholders of CNI.


Material to be Filed as Exhibits.

Item 7.

     Exhibit 1 Joint Filing Agreement dated September 23, 2004, between Columbus Nova Investments VIII Ltd. and Victor Vekselberg.*

     Exhibit 2.1 Subscription Agreement dated August 26, 2004, between Columbus Nova Investments VIII Ltd. and Moscow CableCom Corp.*

     Exhibit 2.2 Amendment No. 1 to the Subscription Agreement, dated as of December 1, 2004.

     Exhibit 3 Warrant Agreement dated January 13, 2005, between Columbus Nova Investments VIII Ltd. and Moscow CableCom Corp.

     Exhibit 4.1 Shareholders Agreement dated August 26, 2004, between Columbus Nova Investments VIII Ltd. and Moskovskaya Telecommunikatsionnaya Corporatsiya.*

     Exhibit 4.2 Amendment No. 1 to the Shareholders Agreement dated as of December 1, 2004.

     Exhibit 4.3 Amendment No. 2 to Shareholders Agreement dated December 30, 2004.

     Exhibit 5 Agreement dated August 26, 2004, between Columbus Nova Investments VIII Ltd. and each of Warren Mobley, Donald Miller-Jones, Charles Roberts and Dr. Ali Mohamed Ahmed.*

     Exhibit 6 Registration Rights Agreement dated December 13, 2004, between Columbus Nova Investments VIII Ltd. and Moscow CableCom Corp.

     Exhibit 7.1 Letter Agreement between Columbus Nova Investments VIII Ltd. and Oliver R. Grace. Jr.*

     Exhibit 7.2 Letter Agreement between Columbus Nova Investments VIII Ltd. and James J. Pinto.*

     Exhibit 8           Power of Attorney dated September 23, 2004.*

     Exhibit 9 Equity Loan Agreement dated January 4, 2005, by and between Columbus Nova Investments VIII Ltd. and Renova Industries Ltd.

     Exhibit 10 Promissory Note dated January 4, 2005, made by Columbus Nova Investments VIII Ltd. to the order of Renova Industries Ltd.

     Exhibit 11.1 Irrevocable Proxy and Power of Attorney dated as of December 1, 2004, by and among Columbus Nova Investments VIII Ltd., Oliver R. Grace, The Anglo American Security Fund, L.P. and Francis E. Baker.

     Exhibit 11.2 Irrevocable Proxy and Power of Attorney between Columbus Nova Investments VIII Ltd. and Field Nominees Limited

     Exhibit 11.3 Form of Irrevocable Proxy and Power of Attorney between Columbus Nova Investments VIII Ltd. and each of the stockholders of Moscow CableCom Corp. set forth in Annex A to Exhibit 11.2.


* Previously filed as an exhibit to the Initial Schedule, filed with the Commission on September 23, 2004.

                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information in this statement is true, complete and correct.


Dated: January 18, 2005

                                            COLUMBUS NOVA INVESTMENTS VIII LTD.


                                            By: /s/ Andrew Intrater
                                               -------------------------------
                                                Name:  Andrew Intrater
                                                Title: Attorney-in-Fact


                                            VICTOR VEKSELBERG


                                            By: /s/ Andrew Intrater
                                                -------------------------------
                                                Name:  Andrew Intrater
                                                Title: Attorney-in-Fact

                                    Annex A

          Information Concerning the Directors and Executive Officers
                     of Columbus Nova Investments VIII Ltd.

                  Set forth below are the name, the present principal occupation or employment and citizenship of each director and executive officer of Columbus Nova Investments VIII Ltd. The current business address for each of the persons named below is P.O. Box N-7755, Nassau, Bahamas.


-------------------------- ----------------------------------- --------------
Name and Current               Present Principal
Business Address            Occupation or Employment              Citizenship
-------------------------- ----------------------------------- --------------
Marco Montanari            Businessman                         Swiss
-------------------------- ----------------------------------- --------------
Shakira Burrows            Secretary                           Bahamian
-------------------------- ----------------------------------- --------------
Olivier Chaponnier         Businessman                         Swiss
-------------------------- ----------------------------------- --------------

                                 EXHIBIT INDEX


     Exhibit 1 Joint Filing Agreement dated September 23, 2004, between Columbus Nova Investments VIII Ltd. and Victor Vekselberg.*

     Exhibit 2.1 Subscription Agreement dated August 26, 2004, between Columbus Nova Investments VIII Ltd. and Moscow CableCom Corp.*

     Exhibit 2.2 Amendment No. 1 to the Subscription Agreement, dated as of December 1, 2004.

     Exhibit 3 Warrant Agreement dated January 13, 2005, between Columbus Nova Investments VIII Ltd. and Moscow CableCom Corp.

     Exhibit 4.1 Shareholders Agreement dated August 26, 2004, between Columbus Nova Investments VIII Ltd. and Moskovskaya Telecommunikatsionnaya Corporatsiya.*

     Exhibit 4.2 Amendment No. 1 to the Shareholders Agreement dated as of December 1, 2004.

     Exhibit 4.3 Amendment No. 2 to Shareholders Agreement dated December 30, 2004.

     Exhibit 5 Agreement dated August 26, 2004, between Columbus Nova Investments VIII Ltd. and each of Warren Mobley, Donald Miller-Jones, Charles Roberts and Dr. Ali Mohamed Ahmed.*

     Exhibit 6 Registration Rights Agreement dated December 13, 2004, between Columbus Nova Investments VIII Ltd. and Moscow CableCom Corp.

     Exhibit 7.1 Letter Agreement between Columbus Nova Investments VIII Ltd. and Oliver R. Grace. Jr.*

     Exhibit 7.2 Letter Agreement between Columbus Nova Investments VIII Ltd. and James J. Pinto.*

     Exhibit 8           Power of Attorney dated September 23, 2004.*

     Exhibit 9 Equity Loan Agreement dated January 4, 2005, by and between Columbus Nova Investments VIII Ltd. and Renova Industries Ltd.

     Exhibit 10 Promissory Note dated January 4, 2005, made by Columbus Nova Investments VIII Ltd. to the order of Renova Industries Ltd.

     Exhibit 11.1 Irrevocable Proxy and Power of Attorney dated as of December 1, 2004, by and among Columbus Nova Investments VIII Ltd., Oliver R. Grace, The Anglo American Security Fund, L.P. and Francis E. Baker.

     Exhibit 11.2 Irrevocable Proxy and Power of Attorney between Columbus Nova Investments VIII Ltd. and Field Nominees Limited

     Exhibit 11.3 Form of Irrevocable Proxy and Power of Attorney between Columbus Nova Investments VIII Ltd. and each of the stockholders of Moscow CableCom Corp. set forth in Annex A to Exhibit 11.2.


* Previously filed as an exhibit to the Initial Schedule, filed with the Commission on September 23, 2004.